Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Music1, LLC	Florida
A&R Music Live, LLC	Georgia
Netlab Systems, LLC	Florida
Tech Solutions LTD	Cayman Islands
Yapik LLC	Florida
Openfilm, LLC	Florida
Zivos, LLC	Ukraine
Openfilm, Inc.	Delaware
Openfilm Studios, LLC	Florida
NetLab Systems IP LLC	Florida
Motorsport, LLC	Florida
Motorsport.com, Inc.	Florida
LegalGuru LLC	Florida
Splinex LLC	Florida
IT Solutions LTD	Cayman Islands